DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Joy Syho
DIRECT LINE 604.443.2643
DIRECT FAX 604.605.4879
E-MAIL jsyho@davis.ca

SUPPL

09046112

FILE NUMBER 67952-00001

May 1, 2009

SEC Mail Processing Section
MAY 12 2009
Washington, DC
100

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and
2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Joy Syho
Paralegal
jss

Encs.

Davis:4875777.1

5/18

Date: May 1, 2009 **Exemption No: 82-35102**

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the *Business Corporations Act* (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

	Document Name or Information		Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. **Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), Multilateral Instrument 52-109, Certification of Disclosure in Companies' Annual and Interim Financial Statements ("MI 51-109"), and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):**

	Document Name or Information	Date Filed
(a)	Annual Report consisting of: (i) Audited annual financial statements and auditors' report thereon and (ii) Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	N/A
(f)	News Releases	April 14, 2009 April 30, 2009
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A

(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus	N/A

(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :

	Document Name or Information	Date Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	April 14, 2009 April 30, 2009
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A

(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	
	(i) Promotional Investor Relations and Market-Making Activities	N/A
	(ii) Dividend/Distribution Declaration	N/A
	(iii) Private Placement	N/A
	(iv) Warrant Amendments	N/A
	(v) Shares for Debt	N/A
	(vi) Short Form Offering	N/A
	(vii) Acquisitions/Dispositions	N/A
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix) Name Change without Consolidation or Split	N/A
	(x) Name Change and Consolidation/Split	N/A
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No. 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR09-02** **April 9, 2009**

Paragon Signs New JV Agreement on Golden Promise Gold Project

- Paragon to receive 2,655,000 shares of Crosshair plus up to $3.0 million in carried exploration expenditures –

Paragon Minerals Corporation (PGR.TSX-V)("Paragon") is pleased to announce that it has entered into a new joint venture agreement with Crosshair Exploration & Mining Ltd. (CXZ.NYSE Alternext US; CXX.TSX)("Crosshair") whereby Crosshair can acquire up to a 70% interest in the Golden Promise Gold Project located in central Newfoundland, Canada. The new agreement will result in the termination of the original property option earn-in agreement with Crosshair and the property sale agreement entered into last year.

"We are very pleased to renew our partnership with Crosshair on the Golden Promise Gold Project" said Michael Vande Guchte, President and CEO of Paragon. "Their work to date has demonstrated high-grade gold vein systems at Golden Promise that remain open along strike and to depth. We look forward to an aggressive drilling and bulk sampling campaign on the property with the objective of increasing the current NI43-101 compliant gold resource".

Under the terms of the new joint venture agreement Crosshair will issue to Paragon, 2,655,000 of its common shares to earn a 60% interest in the Golden Promise Gold Project. Crosshair will provide Paragon with a $2.0 million carried interest in exploration expenditure to be completed prior to May 2013. Crosshair can extend this time frame by one year upon issuing a further 250,000 common shares to Paragon.

On completion of the initial $2.0 million in exploration expenditures, Crosshair can elect to earn an additional 10% interest (to 70%) in the Golden Promise Gold Project by providing Paragon with an additional $1.0 million carried interest in exploration expenditures within a one year period. Crosshair can extend this time frame by one year upon issuing a further 100,000 common shares to Paragon. If Crosshair does not complete the additional exploration expenditures, it can purchase the 10% interest by paying Paragon the difference between the incurred additional exploration expenditures and the $1.0 million or retain a 60% interest.

Closing is expected to be completed no later than May 8, 2009 and is conditional on receiving regulatory approval of the agreement.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The Company and its exploration partners are focused on gold and base metal exploration projects in the Province of Newfoundland and Labrador. Paragon's other key assets include the 100%-controlled South Tally Pond VMS project and JBP Linear gold project. For additional information on Paragon's properties and its joint venture partners, please visit the Company website at www.paragonminerals.com.

PARAGON MINERALS CORPORATION

"Michael J. Vande Guchte"

President & CEO

Qualified Person – David A. Copeland, M.Sc., P.Geo is Paragon's Qualified Person as defined by NI 43-101 with respect to this release. Mr. Copeland has reviewed and approved the contents of this news release.

Forward-looking statements - *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding regulatory approvals, agreement closing conditions, current and future exploration programs, activities and results. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. Except as required under securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

For more information, contact Bill Cavalluzzo, VP Investor Relations or Michael Vande Guchte, President & CEO at (604) 629-2353
Paragon Minerals Corporation Suite 1500–701 West Georgia Street, Vancouver B.C. CANADA V7Y 1C6

Exemption No. 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR09-03** **April 30, 2009**

Paragon Minerals and Golden Dory begin drilling at the Huxter Lane Gold Project

Paragon Minerals Corporation ("Paragon"; PGR.TSX-V) is pleased to announce that partner Golden Dory Resources Corp. has commenced a **12-hole, 2000-metre drill program** on the Huxter Lane gold project in central Newfoundland, Canada. The property is under option to Golden Dory, whereby Golden Dory can earn a 70% interest in the project by funding a bankable feasibility study. Golden Dory is the operator on the project.

The Huxter Lane gold project is a ***near surface, bulk-mineable gold target*** located 90 kilometers south of Grand Falls-Windsor, Newfoundland. Wide-spaced drilling at Huxter Lane has outlined a significant near-surface, gold-bearing porphyritic intrusion over a strike length of 1000 metres and to a vertical depth of 225 metres (Mosquito Hill Zone). The mineralized porphyry dips gently to the south and remains open along strike and to depth. The planned 2,000-metre drill program will focus on the Mosquito Hill Zone where wide-spaced drill results have returned significant gold intercepts including 35 metres grading 2.2 g/t gold (HX06-16) and 103.3 metres grading 0.67 g/t gold (HX07-20).

The gold mineralization at the Huxter Lane property has many geological similarities to bulk-tonnage gold deposits in the Yukon and Alaska including the Donlin Creek deposit (393.8 Mt at 2.50 g/t gold for 31.67M oz gold; NovaGold Resources Inc. website) and the Fort Knox deposit (240.9 Mt at 0.5 g/t Au for 3.85M oz Au; Kinross Gold Corporation website). The style of gold mineralization represents a new exploration target in Newfoundland and highlights the potential of the area to host large mineralizing systems with multi-million ounce gold potential.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The Company and its exploration partners are focused on gold and base metal exploration projects in the Province of Newfoundland & Labrador. Paragon's other key assets include the 100%-controlled South Tally Pond VMS project and JBP Linear gold project. For additional information on Paragon's properties and its joint venture partners, please visit the Company website at www.paragonminerals.com.

PARAGON MINERALS CORPORATION

"Michael J. Vande Guchte"

President & CEO

Qualified Person – David A. Copeland, M.Sc., P.Geo. is Paragon's Qualified Person as defined by NI 43-101 with respect to this release. Mr. Copeland has reviewed and approved the contents of this news release.

Forward-looking statements - *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding current and future exploration programs, activities and results. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are*

cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. Except as required under securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations or Michael Vande Guchte, President & CEO at (604) 629-2353
Paragon Minerals Corporation Suite 1500–701 West Georgia Street, Vancouver B.C. CANADA V7Y 1C6